Form 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                         For the month of December, 2005

                              CONVERIUM HOLDING AG
                   ------------------------------------------
                 (Translation of registrant's name into English)

                                 Baarerstrasse 8
                                   CH-6300 Zug
                                   Switzerland
             -------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F    X    Form 40-F
                                   -------           -------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes         No    X
                                    -------    -------

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

Converium Holding Ltd, Zug


Zug, Switzerland - December 19, 2005: Converium today reports on the status of its extensive internal review and the resulting restatement of accounts as well as on the third quarter results

     -- Following the restatement of accounts, shareholders' equity as of June 30, 2005 increases by US$ 69.3 million to US$ 1,717.5 million.

     -- For the third quarter of 2005, Converium reports a net loss of US$ 6.9 million. For the nine months ended September 30, 2005, Converium reports net income of US$ 34.5 million.

     --   Shareholders' equity at September 30, 2005 is US$ 1,697.3 million.

Restatement of accounts

On November 4, 2005, Converium announced its plan to restate prior period financial statements. This decision was taken in light of findings of an extensive internal review, overseen by the Audit Committee with the assistance of independent outside counsel, launched against the backdrop of ongoing investigations by regulators and governmental authorities into non-traditional insurance and reinsurance products. The internal review addresses issues arising from the ongoing governmental inquiries and Converium's own decision to review certain additional items.

As a result of the review, Converium will restate its prior financial information for periods through 2004, as well as for each of the quarters from March 31, 2003 through June 30, 2005. Converium today provides unaudited restated financial information for its December 31, 2004 and June 30, 2005 balance sheets. The Company expects to report in full on the effects of the restatement on its previously reported financial information in the near future.

The restatement resulted in an increase to previously reported shareholders' equity as of June 30, 2005 of US$ 69.3 million to US$ 1,717.5 million and an increase as of December 31, 2004 of US$ 14.6 million to US$ 1,734.8 million. Additional details pertaining to restatement amounts as of December 31, 2004 and June 30, 2005 are provided in Attachment 2. Although the impact of the restatement on shareholders' equity as of June 30, 2005 is positive, shareholders' equity for certain periods prior to December 2004 will decrease materially.

As a result of the restatement, any previously published financial statements and information should not be viewed as a basis of comparison to the results presented today and should no longer be relied upon. Converium will file an amended Form 20-F reflecting the restatement adjustments and their impact on previous disclosures and financial statements. Further, the previously published financial statements should be considered unaudited until the amended Form 20-F is filed and PricewaterhouseCoopers Ltd completes its re-audit and re-issues its Report of the Independent Group Auditors with respect to the financial statements included therein.

While more detailed information will be provided when the restated financial information for all periods is provided, the following summary information is presented at this time:

     -- As a result of the internal review Converium has concluded that a number of transactions previously accounted for as reinsurance were accounted for incorrectly under the requirements of FAS 113 ("Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts"). As a result, the financial information relating to these transactions was restated to be recorded as deposits or on a retroactive basis, as appropriate.

          In some cases, these transactions involved written or oral agreements, understandings or discussions relating to risk expectations that were not appropriately reflected in the accounting treatment at the time of origination. Arrangements of this type would have reduced or eliminated the anticipated risk transfer on which the original accounting was based. In other cases, the internal review did not conclusively establish whether such arrangements existed but the restatement was deemed advisable in light of evidence suggesting a reasonable possibility of such arrangements.

          This resulted in a decrease of shareholders' equity as of June 30, 2005 of US$ 49.8 million.

     -- The restatement with respect to the accounting for income taxes resulted principally from corrections of the valuation allowance against deferred taxes recorded in 2004 because of the substantial losses incurred that year. This resulted in an increase of shareholders' equity as of June 30, 2005 of US$ 126.6 million.

     -- The adjustments reflected in the restatement will also include the correction of certain unrelated entries. This resulted in a decrease of shareholders' equity as of June 30, 2005 of US$ 7.5 million.

After  discussing the findings of the review with  independent  outside counsel,
Converium's   Audit  Committee   determined  that  the  recommended   accounting
corrections were appropriate and authorized the restatement.

As previously reported in our 2004 Form 20-F, management and our external auditors informed the Audit Committee that they had identified certain matters that constituted material weaknesses in Converium's internal control environment as at December 31, 2004. In addition, the Audit Committee has subsequently identified material weaknesses in internal controls designed (i) to ensure that the underwriting and risk transfer analysis reflects all relevant elements of contractual relationships entered into by the Company and (ii) to account for income taxes. The Company is taking actions to address weaknesses in its internal control environment.

As reported before, Converium has received subpoenas and informal inquiries from certain governmental authorities with respect to non-traditional insurance and reinsurance products. The Company is in the process of sharing the results of its internal review with relevant authorities and will continue to respond to all regulatory inquiries, as appropriate.

Although the internal review was extensive, the ongoing governmental inquiries, or other developments, could result in further restatements of Converium's financial results in the future.

Peter C. Colombo, Chairman of the Board of Directors and the Audit Committee, commented: "The Audit Committee believes that Converium's internal review was comprehensive and thorough. Based on the review, we now feel comfortable publishing important data such as our most recent equity position and relevant details pertaining to the third quarter of 2005. As anticipated, the restatement had a positive impact on Converium's June 30, 2005 shareholders' equity."

Peter C. Colombo added: "Based on our rigorous internal review, we do not have any reason to believe that there are any other transactions that require restatement. Of course, we cannot exclude the possibility that further action will be necessary as the governmental inquires will continue and we intend to cooperate with the regulators."

Financial results of the three and nine months ended September 30, 2005

Key metrics (in US$, unless noted)

                                                       Three months ended    Nine months ended
                                                       September 30, 2005    September 30, 2005*
   Gross premiums written                                           482.6               1,618.9
   Net premiums written                                             432.4               1,501.2
   Net premiums earned                                              605.2               1,941.7
   Total investment result                                           70.5                 238.8
   (Loss) income before taxes                                        -1.3                  45.5
   Net (loss) income                                                 -6.9                  34.5
   Basic (loss) earnings per share                                  -0.05                  0.24
   Annualized return on shareholders' equity                         -1.6%                  2.7%
   Ongoing non-life loss ratio(1)                                    89.7%                 79.6%
   Ongoing non-life underwriting expense ratio(1)                    15.3%                 20.3%
   Ongoing non-life administration expense ratio(1)                   5.9%                  6.6%
   (1)Ongoing non-life combined ratio                               110.9%                106.5%
   (2)Pre-tax operating income                                       22.1                  98.0
   Average annualized total investment income yield
    (pre-tax)                                                         3.6%                  4.0%

*Reflects the effects of the restatement

The table below shows the reconciliation to pre-tax operating income for the three and nine months ended September 30, 2005:


                                                       Three months ended     Nine months ended
                                                       September 30, 2005    September 30, 2005
Pre-tax operating income                                             22.1                  98.0
Net realized capital (losses) gains                                  -6.4                  -8.1
Amortization of intangible assets                                    -7.5                 -21.3
Restructuring costs                                                  -9.5                 -23.1
(Loss) income before taxes                                           -1.3                  45.5

Converium produces a close to break-even result for the third quarter

For the third quarter of 2005, Converium reported a loss before taxes of US$ 1.3 million, a pre-tax operating income of US$ 22.1 million and a net loss of US$
6.9 million. The third quarter of 2005 was impacted by the US hurricanes and European floods in the amount of US$ 74.2 million and costs of US$ 9.5 million associated with our organizational and operational restructuring. Offsetting this was the positive impact of the commutations carried out in the third quarter of 2005 in the amount of US$ 39.0 million as well as net positive development of prior years' loss reserves in the amount of US$ 11.3 million. In addition, the quarter was positively impacted by the reduction of administration expenses due to the realization of cost management measures adopted early in 2005 as well as solid investment results.

In the third quarter of 2005 Converium recorded gross premiums written, net premiums written, and net premiums earned of US$ 482.6 million, US$ 432.4 million and US$ 605.2 million, respectively, which were in line with expectations. The premium figures reflect the reduction in business volume caused by the placement of Converium Reinsurance (North America) Inc. (CRNA) into orderly run-off in 2004 and the impact of the ratings downgrades in the same year.

Overall, Converium continues to believe that its gross premiums written target of approximately US$ 2.0 billion for the 2005 calendar year is achievable.

Converium's shareholders' equity amounted to US$ 1,697.3 million as of September 30, 2005 as compared to US$ 1,717.5 million restated as of June 30, 2005. The decrease reflects the net loss for the third quarter as well as effects due to currency translations and unrealized capital losses.

Noticeable impact of natural catastrophes

For the third quarter of 2005, the non-life combined ratio for Converium's ongoing operations was 110.9% (including an administration expense ratio of 5.9%). For the nine months ended September 30, 2005, the non-life combined ratio for the ongoing operations was 106.5% (including an administration expense ratio of 6.6%).

In the third quarter of 2005, Converium recorded losses from Hurricane Katrina, Hurricane Rita, Hurricanes Dennis and Emily and the European floods with an estimated total net impact of US$ 37.5 million, US$ 10.0 million, US$ 2.3 million and US$ 24.4 million, respectively. The ongoing non-life combined ratio excluding the impact of the hurricanes and the European floods would have been 97.8% for the third quarter of 2005, which excludes US$ 11.4 million of losses related to Hurricane Katrina that were recorded in the Run-Off segment.

Based on preliminary estimates, Converium expects its losses for Hurricane Wilma, which occurred in the fourth quarter of 2005, to be in the range of US$
25.0 million to US$ 35.0 million.

Favorable loss reserve development

In the third quarter of 2005 Converium recorded net positive development of prior years' loss reserves of US$ 11.3 million, which resulted in overall net positive development of US$ 15.0 million for the nine months ended September 30, 2005. For the third quarter of 2005, net positive development of US$ 23.7 million was recorded in the Company's ongoing operations, which primarily consisted of US$ 31.4 million of net positive development within the Property line of business and was partially offset by US$ 16.5 million of net strengthening within the General Third Party Liability line of business. In the Run-Off segment, net strengthening of prior years' loss reserves of US$ 12.4 million was recorded for the third quarter of 2005, which primarily consisted of US$ 5.8 million of net positive development in the Property line of business and was offset by US$ 14.6 million of net strengthening within the General Third Party Liability line of business.

Converium believes that the continuing stability of its aggregate prior years' loss reserve position reflects the adequacy of prior reserving actions.

CRNA run-off on track; commutations target to be exceeded

For the nine months ended September 30, 2005, CRNA's net loss reserves have decreased by US$ 443.5 million, including the effects of commutations and other settlements. The commutations resulted in a positive contribution of US$ 39.0 million to net income in the third quarter of 2005. Since December 31, 2004 net loss reserves at CRNA have declined to approximately US$ 1.3 billion. In light of further commutations carried out in the fourth quarter of 2005, Converium will exceed its previously stated target of commuting or otherwise settling CRNA liabilities of approximately US$ 500 million for the full year 2005.

Progress in trimming cost base

In the third quarter of 2005, the administration expense ratio for the ongoing non-life business (excluding Corporate Center segment costs) was 5.9%. Other operating and administration expenses for the Company were US$ 40.3 million, a decrease of US$ 10.1 million or 20.0% compared to the second quarter of 2005.

As expected, the cost management measures initiated in March 2005 have taken effect in the third quarter of 2005. The Company reaffirms that it will continue to incur certain expenses which it considers crucial investments in order to expedite its rebound following the restoration of its financial strength ratings and to accelerate the recovery of its market position.

Solid investment result

In the third quarter of 2005, Converium generated a total investment result of US$ 70.5 million or an average annualized total investment income yield (pre-tax) of 3.6%. Net investment income for the third quarter of 2005 was US$
76.9 million. Converium's third quarter 2005 investment results reflect the realization of capital losses due to the liquidation of investments to support the Company's third quarter commutation efforts.

Terry Clarke, CEO, said: "Converium's operating recovery has continued in the third quarter. We have absorbed significant catastrophe losses, and yet achieved a close to break-even result. Our capital base continues to be strong after a quarter which has been the costliest ever for the global insurance and reinsurance industry. As anticipated, our equity position as of June 30, 2005 was positively impacted by the restatement of accounts."

Mr. Clarke added: "We are also pleased with the pace of the North American run-off, which exceeds our targets, as well as with the sizeable reduction of administrative expenses."

Converium has made it a policy not to provide any quarterly or annual earnings guidance and it will not update any past outlook for full year earnings. It will however continue to provide investors with perspectives on its value drivers, its strategic initiatives and those factors critical to understanding its business and operating environment.


Enquiries:

Esther Gerster                                  Zuzana Drozd
Head of Public Relations                        Head of Investor Relations

esther.gerster@converium.com                    zuzana.drozd@converium.com

Phone:     +41 (0) 44 639 90 22                 Phone:     +41 (0) 44 639 91 20
Fax:       +41 (0) 44 639 70 22                 Fax:       +41 (0) 44 639 71 20


About Converium

Converium is an independent international multi-line reinsurer known for its innovation, professionalism and service. Today Converium employs about 600 people in 20 offices around the globe and is organized into four business segments: Standard Property & Casualty Reinsurance, Specialty Lines and Life & Health Reinsurance, which are based principally on ongoing global lines of business, as well as the Run-Off segment, which primarily comprises the business from Converium Reinsurance (North America) Inc., excluding the US originated aviation business portfolio. Converium has a "BBB+" rating (outlook stable) from Standard & Poor's and a "B++" rating (outlook stable) from A.M. Best Company.

Important Disclaimer

This document contains forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. It contains forward-looking statements and information relating to the Company's financial condition, results of operations, business, strategy and plans, based on currently available information. These statements are often, but not always, made through the use of words or phrases such as ` seek to', `expects', `should continue', `believes', `anticipates', `estimates' and `intends'. The specific forward-looking statements cover, among other matters, the Company's internal review and related restatement, the reinsurance market, the Company's operating results, the rating environment and the prospect for improving results and expense reductions. Such statements are inherently subject to certain risks and uncertainties. Actual future results and trends could differ materially from those set forth in such statements due to various factors. Such factors include the impact of our ratings downgrade or a further lowering or loss of one of our financial strength ratings; the impact of the restatement on our ratings and client relationships; uncertainties of assumptions used in our reserving process; risk associated with implementing our business strategies and our capital improvement measures and the run-off of our North American business; cyclicality of the reinsurance industry; the occurrence of natural and man-made catastrophic events with a frequency or severity exceeding our estimates; acts of terrorism and acts of war; changes in economic conditions, including interest and currency rate conditions that could affect our investment portfolio; actions of competitors, including industry consolidation and development of competing financial products; a decrease in the level of demand for our reinsurance or increased competition in our industries or markets; a loss of our key employees or executive officers without suitable replacements being recruited within a suitable period of time; our ability to address material weaknesses we have identified in our internal control environment; political risks in the countries in which we operate or in which we reinsure risks; the passage of additional legislation or the promulgation of new regulation in a jurisdiction in which we or our clients operate or where our subsidiaries are organized; the effect on us and the insurance industry as a result of the investigations being carried out by the US Securities and Exchange Commission, New York's Attorney General and other governmental authorities; changes in our investment results due to the changed composition of our invested assets or changes in our investment policy; failure of our retrocessional reinsurers to honor their obligations or changes in the credit worthiness of our reinsurers; our failure to prevail in any current or future arbitration or litigation; and extraordinary events affecting our clients, such as bankruptcies and liquidations , and other risks and uncertainties, including those detailed in the Company's filings with the U.S. Securities and Exchange Commission and the SWX Swiss Exchange. The Company does not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

www.converium.com

  Attachment 1

  Selected third quarter financial results


  Basis of preparation

The unaudited interim financial information for Converium Holding Ltd and subsidiaries ("Converium" or "the Company") has been prepared on the basis of United States generally accepted accounting principles for interim financial information. Accordingly, such financial information does not reflect all the information required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included. The results of operations for the interim period are not necessarily indicative of the results that may be expected for the year ended December 31, 2005, as interim results may be affected by several factors including, but not limited to, changes in the economic environment and catastrophic losses. Financial information for the year ended December 31, 2004 and the period ended June 30, 2005 has been restated and the interim financial information for the nine months ended September 30, 2005 reflects the effects of the restatement. A summary of the restatement effects is included below:

     o As a result of the internal review Converium has concluded that a number of transactions previously accounted for as reinsurance were accounted for incorrectly under the requirements of FAS 113 ("Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts"). As a result, the financial information relating to these transactions was restated to be recorded as deposits or on a retroactive basis, as appropriate.

     o The restatement with respect to the accounting for income taxes resulted principally from corrections of the valuation allowance against deferred taxes recorded in 2004 because of the substantial losses incurred that year.

     o    The  adjustments   reflected  in  the  restatement  also  include  the
          correction of certain unrelated entries.

The impact of the above items on shareholders' equity at December 31, 2004 is shown on the "Consolidated statement of changes in shareholders' equity".

In addition, certain reclassifications have been made to prior year amounts to conform to current year's presentation.

As a result of the restatement, any previously published financial statements and information should not be viewed as a basis of comparison to the results presented today and should no longer be relied upon. Converium will file an amended Form 20-F reflecting the restatement adjustments and their impact on previous disclosures and financial statements. Further, the previously published financial statements should be considered unaudited until the amended Form 20-F is filed and PricewaterhouseCoopers Ltd completes its re-audit and re-issues its Report of the Independent Group Auditors with respect to the financial statements included therein.

   Selected third quarter financial results


  Consolidated statements of income                                         Three months             Nine months
  (Unaudited)                                                                  ended                    ended

  In US$ million, unless noted                                           September 30, 2005      September 30, 2005*
  Revenues
  Gross premiums written                                                                 482.6                  1,618.9
  Less ceded premiums written                                                            -50.2                   -117.7
  Net premiums written                                                                   432.4                  1,501.2
  Net change in unearned premiums                                                        172.8                    440.5
  Net premiums earned                                                                    605.2                  1,941.7
  Net investment income                                                                   76.9                    246.9
  Net realized capital (losses) gains                                                     -6.4                     -8.1
  Other income (loss)                                                                      3.0                     -2.4
  Total revenues                                                                         678.7                  2,178.1

  Benefits, losses and expenses
  Losses, loss adjustment expenses and life benefits                                    -492.1                 -1,488.6
  Underwriting acquisition costs                                                        -122.9                   -428.4
  Other operating and administration expenses                                            -40.3                   -147.6
  Interest expense                                                                        -7.7                    -23.6
  Amortization of intangible assets                                                       -7.5                    -21.3
  Restructuring costs                                                                     -9.5                    -23.1
  Total benefits, losses and expenses                                                   -680.0                 -2,132.6
  (Loss) income before taxes                                                              -1.3                     45.5
  Income tax expense                                                                      -5.6                    -11.0
  Net (loss) income                                                                       -6.9                     34.5

  Basic (loss) earnings  per share (US$)                                                 -0.05                     0.24

  * Reflects the effects of the restatement

   Selected third quarter financial results


    Consolidated condensed balance sheets                                           September 30,    December 31, 2004
    (Unaudited)                                                                         2005*            Restated
    In US$ million, unless noted

  Invested assets
  Held-to-maturity securities:
  Fixed maturities                                                                            803.2               850.4
  Available-for-sale securities:
         Fixed maturities                                                                   4,606.7             4,834.8
         Equity securities                                                                    442.2               399.4
  Other investments                                                                           252.7               279.2
  Short-term investments                                                                       72.2               117.3
  Total investments                                                                         6,177.0             6,481.1
  Funds Withheld Asset                                                                      1,111.0             1,305.1
  Total invested assets                                                                     7,288.0             7,786.2
  Other assets
  Cash and cash equivalents                                                                   317.9               680.9
  Premiums receivables:
         Current                                                                              523.8               401.7
         Accrued                                                                              989.9             1,413.1
  Reserves for unearned premiums, retro                                                        39.9                55.2
  Reinsurance assets:
         Underwriting reserves                                                                882.7               937.9
         Insurance balances receivable                                                         57.0               139.3
  Funds held by reinsureds                                                                  1,616.8             1,737.7
  Non-risk transfer reinsurance assets                                                        182.3               170.4
  Deferred policy acquisition costs                                                           331.2               482.7
  Deferred income taxes                                                                        89.2                79.8
  Other assets                                                                                360.9               358.6
  Total assets                                                                             12,679.6            14,243.5
  Liabilities
  Reinsurance liabilities
         Loss and loss adjustment expenses, gross                                           8,102.1             8,908.3
         Future life benefits, gross                                                          399.0               407.1
         Reinsurance balance payable                                                          406.0               566.1
  Reserves for unearned premiums, gross                                                       746.2             1,247.7
  Other reinsurance liabilities                                                               123.6                73.6
  Funds held under reinsurance contracts                                                      191.4               194.8
  Non-risk transfer reinsurance liabilities                                                   310.5               356.5
  Deferred income taxes                                                                        94.9                81.8
  Accrued expenses and other liabilities                                                      217.4               281.7
  Debt                                                                                        391.2               391.1
  Total liabilities                                                                        10,982.3            12,508.7

    Total shareholders' equity                                                              1,697.3             1,734.8
    Total liabilities and shareholders' equity                                             12,679.6            14,243.5

   * Reflects the effects of the restatement

   Note: Details of the equity section of the balance sheet and the related changes in equity will be available when the Company reports in full on the effects of the restatement on its previously reported financial information.

   Selected third quarter financial results

   Consolidated statement of changes in shareholders' equity                                      Total equity
   (Unaudited)

   In US$ million, unless noted
   Balance, December 31, 2004 (as previously reported)                                                       1,720.2
   Reinsurance transactions                                                                                   -109.3
   Taxation adjustments                                                                                        130.7
   Other items                                                                                                  -6.8
   Balance, December 31, 2004 (restated)*                                                                    1,734.8
   Net income                                                                                                   34.5
   Change in net unrealized gains (losses) on investments, net of taxes                                         11.8
   Translation adjustments                                                                                     -86.8
   Total comprehensive loss                                                                                    -40.5
   Purchases of common shares                                                                                   -1.5
   Net amortization of stock compensation                                                                        4.5
   Balance, September 30, 2005                                                                               1,697.3



   Consolidated statement of changes in shareholders' equity                                     Total equity
   (Unaudited)

   In US$ million, unless noted

   Balance, June 30, 2005 (restated)*                                                                        1,717.5
   Net loss                                                                                                     -6.9
   Change in net unrealized gains (losses) on investments, net of taxes                                         -2.6
   Translation adjustments                                                                                     -11.6
   Total comprehensive loss                                                                                    -21.1
   Net amortization of stock compensation                                                                        0.9
   Balance, September 30, 2005                                                                               1,697.3

   * Reflects the effects of the restatement

Note: Details of the changes in equity will be available when the Company reports in full on the effects of the restatement on its previously reported financial information.

   Attachment 2

   Summary of impact of restatement


    Consolidated balance sheets                                As of June 30, 2005        As of December 31, 2004
    (Unaudited)
                                       As
                                                            previously                   As previously
    In US$ million, unless noted                             reported      As restated     reported     As restated

    Invested assets
    Held-to-maturity securities:
    Fixed maturities                                              819.9           819.9          850.4         850.4
    Available-for-sale securities:
    Fixed maturities                                            4,951.1         4,951.1        4,834.8       4,834.8
    Equity securities                                             419.4           419.4          399.4         399.4
    Other investments                                             254.3           252.3          281.4         279.2
    Short-term investments                                         81.5            81.5          117.3         117.3
    Total investments                                           6,526.2         6,524.2        6,483.3       6,481.1
    Funds Withheld Asset                                        1,159.2         1,159.2        1,305.1       1,305.1
    Total invested assets                                       7,685.4         7,683.4        7,788.4       7,786.2

    Other assets
    Cash and cash equivalents                                     281.4           281.4          680.9         680.9
    Premiums receivables:
    Current                                                       331.9           368.5          416.5         401.7
    Accrued                                                     1,279.0         1,287.5        1,395.5       1,413.1
    Reserves for unearned premiums, retro                          83.6            44.1          111.6          55.2
    Reinsurance assets:
    Underwriting reserves                                         940.8           930.5        1,226.2         937.9
    Insurance balances receivable                                 390.9           332.9          233.5         139.3
    Funds held by reinsureds                                    1,609.4         1,615.9        1,721.3       1,737.7
    Non-risk transfer reinsurance assets                          139.1           180.6          137.0         170.4
    Deferred policy acquisition costs                             334.7           334.0          484.7         482.7
    Deferred income taxes                                          70.2            88.3           78.3          79.8
    Other assets                                                  346.3           382.5          335.4         358.6
    Total assets                                               13,492.7        13,529.6       14,609.3      14,243.5

    Liabilities
    Reinsurance liabilities
    Loss and loss adjustment expenses, gross                    8,266.8         8,416.1        8,915.6       8,908.3
    Future life benefits, gross                                   398.9           398.9          407.1         407.1
    Reinsurance balance payable                                   528.8           469.4          585.9         566.1
    Reserves for unearned premiums, gross                         971.8           922.2        1,312.3       1,247.7
    Other reinsurance liabilities                                 173.2           385.7          110.4          73.6
    Funds held under reinsurance contracts                        445.8           201.8          379.3         194.8
    Non-risk transfer reinsurance liabilities                     311.3           319.5          348.5         356.5
    Deferred income taxes                                         145.0            95.3          157.2          81.8
    Accrued expenses and other liabilities                        211.7           211.9          281.7         281.7
    Debt                                                          391.2           391.3          391.1         391.1
    Total liabilities                                          11,844.5        11,812.1       12,889.1      12,508.7

    Total shareholders' equity                                  1,648.2         1,717.5        1,720.2       1,734.8
    Total liabilities and shareholders' equity                 13,492.7        13,529.6       14,609.3      14,243.5

   Note: Details of the equity section of the balance sheet and the related changes in equity will be available when the Company reports in full on the effects of the restatement on its previously reported financial information.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        CONVERIUM HOLDING AG




                                        By:  /s/ Terry Clarke
                                             -----------------------
                                             Name:      Terry Clarke
                                             Title:     CEO


                                        By:  /s/ Christian Felderer
                                             --------------------------------
                                             Name:      Christian Felderer
                                             Title:     General Legal Counsel



Date: December 22, 2005